Exhibit 99.1

Scotiabank Announces Redemption of 3.036% Subordinated Debentures due 2024

/NOT FOR DISSEMINATION OR DISTRIBUTION IN THE UNITED STATES/

TORONTO, Sept. 9, 2019 /CNW/ - Scotiabank (BNS: TSX, NYSE) today announced its intention to redeem all outstanding 3.036% subordinated debentures due October 18, 2024 at 100% of their principal amount plus accrued interest to the redemption date. The redemption will occur on October 18, 2019. Formal notice will be delivered to the debenture holders in accordance with the terms and conditions set forth in the related trust indenture.

The redemption has been approved by the Office of the Superintendent of Financial Institutions and will be financed out of the general funds of Scotiabank. This redemption is part of the Bank's ongoing management of its Tier 2 capital.

About Scotiabank

Scotiabank is Canada's international bank and a leading financial services provider in the Americas. We are dedicated to helping our more than 25 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 100,000 employees and assets of over $1 trillion (as at July 31, 2019), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

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%CIK: 0000009631

For further information: For Investor Relations enquiries only: Investor Relations, (416) 775-0798, investor.relations@scotiabank.com; For media enquiries only: Clancy Zeifman, Global Communications, (416) 520-3906, clancy.zeifman@scotiabank.com

CO: Scotiabank

CNW 16:15e 09-SEP-19